SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On July 16, 2008, Korea Electric Power Corporation (“KEPCO”) was selected by the government of Jordan as the preferred bidder for the construction and operation of a combined cycle power generation plant at Al Quatrana, which is located near Amman in Jordan. The plant is expected to have an installed capacity of 373 megawatts. The construction for the plant is expected to begin in May 2009. This project will be on a “build, own and operate” basis, with a term of 25 years. The currently estimated cost of this project is approximately US$500 million, and the currently estimated cost for KEPCO is US$80 million. In connection with this project, KEPCO plans to establish a joint venture with Xenel, a Saudi Arabian company, and KEPCO expects to own 65% of the joint venture. In addition, KEPCO plans to establish a joint venture with Korea Southern Power Co., Ltd., its wholly-owned subsidiary, in order to provide related operation and maintenance services.

Additional details regarding this project will be determined through further negotiation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	Director, Finance Team

Date: July 18, 2008